

21002108

SEC Mail Processing

PART III

FACING PAGE

SEC FILE NUMBER
8- **21893**

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth 5th Floor

(No. and Street)

St Louis   MO   63105

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLP

(Name – if individual, state last, first, middle name)

6 City Place Dr. Ste 900   St. Louis   MO   63141

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, ___Karen Thomas_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Huntleigh Securities Corporation_____, as of ___February 26_____, 20 __21_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Director of Operations
Title

_____
Notary Public

JAN BRADSHAW
Notary Public - Notary Seal
St Charles County - State of Missouri
Commission Number 13519333
My Commission Expires Jan 30, 2025

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

TABLE OF CONTENTS



THE FIRM FOR GROWTH.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Huntleigh Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation as of December 31, 2020, and the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Huntleigh Securities Corporation as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Huntleigh Securities Corporation's management. Our responsibility is to express an opinion on Huntleigh Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huntleigh Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included at pages 18 - 20 has been subjected to audit procedures performed in conjunction with the audit of Huntleigh Securities Corporation's financial statement. The supplemental information is the responsibility of Huntleigh Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

We have served as Huntleigh Securities Corporation's auditor since 2005.

Brown Smith Wallace, LLP

Brown Smith Wallace, LLP
St. Louis, Missouri
February 26, 2021

HUNTLEIGH SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 944,644
Deposits with clearing organizations	250,000
Receivables from clearing organization	1,048,299
Due from related parties	29,241
Securities owned, at fair value:	
Marketable	83,759
Property and equipment, net of accumulated depreciation	
and amortization of $347,244	10,942
Operating Lease Right of Use Asset	1,858,771
Deferred income taxes, net of valuation allowance of $260,000	467,000
Other assets	46,854
TOTAL ASSETS	**$ 4,739,510**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payables to broker-dealer and clearing organization	$ 161,152
Accounts payable, accrued expenses, and other liabilities	840,092
Accrued salary and commissions	388,779
Lease Liability	1,877,337
Unearned discount	440,000
Total Liabilities	**3,707,360**

Stockholders' Equity

Common stock: $0.01 par value; authorized 3,000,000	
shares; 2,943,934 shares issued and 2,777,021 shares outstanding	29,439
Additional paid-in capital	2,527,212
Accumulated deficit	(1,399,501)
Subtotal	1,157,150
Less treasury stock, at cost 166,913 shares at $0.75/share	(125,000)
Total Stockholders' Equity	**1,032,150**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 4,739,510**

The accompanying notes are an integral part of these financial statements.

HUNTLEIGH SECURITIES CORPORATION

Notes to Financial Statements
December 31, 2020

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears security transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC (WFCS) pursuant to a contract, which expires on October 1, 2024.

The Company opened a new branch office in Houston Texas in May 2020 and currently has one retail Financial Advisor who is paid monthly commissions.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Securities Owned

Securities owned typically consist of stocks, bonds, money market, and other investments. The Company carries its investments at fair value. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2016-01 (see Note D). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Note A - **Summary of Significant Accounting and Reporting Policies (Continued)**

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation/amortization is removed from the accounts.

Leases

The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") ASC 842, *Leases*. The Company is a lessee in several noncancelable operating leases for office space, computers, other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable and, if not readily determinable, the Company uses its incremental borrowing rate.

As the implicit rates of the Company's leases are not readily determinable, the incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (e.g. lessor-provided maintenance) as a single lease component.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note I).

Revenue from Contracts with Customers

Revenue from contracts with customers consists primarily of commissions and fees from the distribution of mutual funds and sale of annuity products on behalf of the Company's customers.

Each time the customer enters into a buy or sell transaction the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the company fills the trade order). The Company believes that the performance obligation is satisfied on the trade date because that is when the risks and rewards of ownership have been transferred to or from the customer.

The Company enters into arrangements with other pooled investment vehicles (mutual funds) to distribute shares to investors and insurance companies to distribute annuity products to investors. The Company may receive distribution fees paid up front, over time, upon the investor's sale of the fund, or a combination of the above. The receipt of any fees over time (12-b1fees) or upon sale of certain securities (contingent deferred sales charges) are dependent upon variables outside of the company's control (values of the funds or annuity, when customer sells the fund or annuity, etc.) such that the Company could not predict or allow for such payments until the time at which they occur. Fees recognized in the current period are tied to performance obligations which have been satisfied in the past.

HUNTLEIGH SECURITIES CORPORATION

Notes to Financial Statements - Continued
December 31, 2020

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

With respect to annuities, revenue is recognized in the month in which the commission is earned. Fixed amounts are recognized when earned and Variable amounts are recognized when it is probable that such amounts will be received.

Investment Banking revenues are primarily from providing merger-and-acquisition and financial restructuring advisory services, but could be earned for underwriting securities for businesses and governmental entities that want to raise funds through the sales of securities. Investment banking revenue is recorded when a financing arrangement is completed and the related income is reasonably determinable and has been earned. Investment banking also includes management fees and underwriting fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter agent.

PPP Loan and Forgiveness of Debt Income

During 2020, the company applied and was awarded a loan in the amount of $896,300 under the Paycheck Protection Program "PPP". The Organization has elected to account for the loan using the debt-model under FASB ASC 470. The debt-model required initial recording of the proceeds received as financing activities and the loan was a liability until the Company is legally released from the obligation to repay the loan. As of 12/31/2020, the Company was released from all requirements to pay back the loan.

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, compensation expense pursuant to previous issuances of stock options, employee bonus accrual and recognition of reserves against receivable balances. Deferred tax assets represent the future tax benefits of those differences, which will be deductible when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered or liabilities settled.

The Company has addressed the provisions of FASB ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

HUNTLEIGH SECURITIES CORPORATION

Notes to Financial Statements - Continued
December 31, 2020

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Equity Incentive Plan

The Company has adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation*, which establishes accounting and reporting standards for share-based payment transactions with employees, including equity incentive plans. Under this pronouncement, compensation expense is recognized over the associated vesting period and is based on the fair market value of the stock options on the grant date.

Subsequent Events

The Company evaluated all subsequent events through February 26, 2021, the date the financial statements were available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at Wells Fargo Clearing Services, LLC as designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note C - Property and Equipment

Property and equipment consists of the following:

Furniture and equipment	$ 229,089
Leasehold improvements	129,097
	358,186
Less accumulated depreciation and amortization	(347,244)
	$ 10,942

HUNTLEIGH SECURITIES CORPORATION

Notes to Financial Statements - Continued
December 31, 2020

Note D - Fair Value Measurement of Assets and Liabilities

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.

- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

HUNTLEIGH SECURITIES CORPORATION

Notes to Financial Statements - Continued
December 31, 2020

Note D - Fair Value Measurement of Assets and Liabilities (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)
December 31, 2020		
Assets:		
Trading securities:		
Money Market	$ 2,224	$ 2,224
Equities	$ 81,535	$ 81,535
Total Assets	$ 83,759	$ 83,759

HUNTLEIGH SECURITIES CORPORATION

Notes to Financial Statements - Continued
December 31, 2020

Note E - Leases

The Company adopted ASC Topic 842, *Leases* using the optional transition method approved by FASB in 2019.

T The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year which are classified as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Amortization of ROU asset associated with the finance lease are included in depreciation and amortization on the statement of operations.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$ 508,447

Amounts reported in the statement of financial condition as of December 31, 2020 were as follow:

Operating leases:	
Operating lease ROU assets	$ 1,858,771
Operating lease liabilities	$ 1,877,337

Other information related to leases as of December 31, 2020 was as follows:

Supplemental cash flow information:
    Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases	$ 494,040

ROU assets obtained in exchange for lease obligations

Operating leases	$ 96,267

Notes to Financial Statements - Continued
December 31, 2020

Note E – Leases (continued)

Reductions to ROU assets resulting from reductions to lease obligations:
        Operating leases $ 274,992

Weighted average remaining lease term:
        Operating leases   5.36 years

Weighted average discount rate
        Operating leases   5.98%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities as of December 31, 2020 are as follows:

	Operating
2021	$476,863
2022	416,941
2023	337,571
2024	322,269
2025	322,269
Thereafter	334,907
Total undiscounted cash flows	2,210,820
Less: present value discount	(333,483)
Total lease liabilities	$ 1,877,337

HUNTLEIGH SECURITIES CORPORATION

Notes to Financial Statements - Continued
December 31, 2020

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital Rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting Net Capital would be less than the greater of: 5 percent of aggregate debit items or 120% of the minimum Net Capital requirement. At December 31, 2020, the Company had Net Capital of $349,242, which was $99,242 in excess of the required minimum, and $49,242 in excess of 120% of the required minimum.

At December 31, 2020, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) and (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully-disclosed basis with Wells Fargo Clearing Services, LLC.

Note G - Stock Options

The Company has granted certain registered representatives 404,822 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.001 per share. The options fully vested in previous years and expire ten years from the grant date of February 2012.

Upon exercise, the voting rights for the stock shall be held in a voting trust with the registered representatives being board members of the trust. The stock may be redeemed by the Company not sooner than one year after the end of the year in which the options have been exercised and shall be redeemed by the Company at the then current fair market value of the stock.

HUNTLEIGH SECURITIES CORPORATION

Notes to Financial Statements - Continued
December 31, 2020

Note G - Stock Options (Continued)

Not more than 20% of the stock may be redeemed in any one year and the right to redemption shall be contingent upon the Company maintaining a certain excess Net Capital level subsequent to the redemption.

Effective with the inception of the plan, the Company adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation.* Under ASC 718, the Company determines the fair value of the stock options using the Black-Scholes valuation model. ASC 718 requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

In 2020, the Company granted an executive 1,500,000 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.00 per share. The options fully vested in 2020 and expire ten years from the grant date of March 10, 2020.

During 2020, there were no options exercised or forfeited. Common stock option activity during the year ended December 31, 2020 is as follows:

	Number of Units	Weighted Average Exercise Price
Balance as of January 1, 2020	404,822	$ 0.001
Granted	1,500,000	$ -
Forfeited	-	-
Balance as of December 31, 2020	1,904,822	$ 0.00073

The Company used the Black-Scholes option pricing model in calculating the fair value of options granted. The assumptions used and the weighted-average information for options granted has been summarized in the following table:

Options Granted in 2012	
Risk-free interest rate	2.0%
Expected dividend yield	-
Expiration date	10 years
Expected volatility	60.0%
Grant date fair value of stock options granted	$0.25

HUNTLEIGH SECURITIES CORPORATION

Notes to Financial Statements - Continued
December 31, 2020

Note G - Stock Options (Continued)

Options Granted in 2020	
Risk-free interest rate	.90%
Expected dividend yield	-
Expiration date	10 years
Expected volatility	60.0%
Grant date fair value of stock options granted	$0.10

At December 31, 2020, the number, exercise price, weighted-average remaining contractual life of options, and number of options currently exercisable are as follows:

Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life in Years	Number Currently Exercisable
404,822	$ 0.001	1.13	404,822
1,500,000	$ 0.000	9.07	1,500,000

Note H - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2020 are comprised of the following:

Deferred tax assets	$ 727,000
Less valuation allowance	(260,000)
	$ 467,000

HUNTLEIGH SECURITIES CORPORATION

Notes to Financial Statements - Continued
December 31, 2020

Note H - Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets were as follows at December 31, 2020:

Net operating loss carryforwards	$ 463,000
Reserves against receivable balances	110,000
Accrued salaries and bonuses	71,000
Deferred stock compensation	63,000
Basis of property and equipment	15,000
Other	5,000
	$ 727,000

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2020, the Company has available net operating loss carryforwards of approximately $1,527,000 for income tax reporting purposes, expiring during the years 2028 through 2035. The Company has a net operating loss carryforward of $323,000 which does not expire. The net operating loss carryforwards give rise to a deferred tax asset of approximately $463,000 at December 31, 2020, which has been reduced by a valuation allowance of $260,000. The valuation allowance was not adjusted in 2020.

Note I - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note B).

Note J - Contingencies

At December 31, 2019, the Company was subject to a pending client initiated arbitration proceeding incidental to its business. The arbitration was held in March 2020 and a settlement of $750,000 was awarded. On March 27, 2020 a settlement agreement was reached between the client and the Company in the amount of $375,000, which was paid in a lump sum. The client executed a full satisfaction and release of the Company. An affiliate agreed to pay the remaining balance of $375,000.

The Company reached settlement in a suit in a prior year that resulted in the opposing party being awarded 30,000 phantom shares of the Company's common stock. The phantom shares have terms for redemption, which are governed by restrictions for payment, contingent upon the Company's resulting Net Capital. At December 31, 2020, there was no initiation of activities pursuant to redemption of any of the shares.

Note K - Employee Benefit Plan

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code.

Note L - Related Party Transactions

The Company provided introductory brokerage and trade services for a correspondent firm that is related to the Company under common ownership. Transactions between the entities were executed and subject to all compliance rules and regulations common in the securities industry. Included in due from related parties at December 31, 2020 was $10,995.

The Company provided introductory brokerage and trade services for an investment advisory firm that is related to the Company under common ownership. Transactions were executed and subject to all compliance rules and regulations common in the securities industry. Included in due from related parties at December 31, 2020 was $18,187.

The Company's agreement with the investment advisory firm in Puerto Rico included a due from related parties at December 31, 2020 in the amount of $57.

The Company has advanced funds to employees and has recorded receivables in relation to certain securities trading losses. Employee and other receivables are reflected in the accompanying statement of financial condition and total $440,577, which includes a reserve of $440,577 for amounts deemed uncollectible at December 31, 2020. The reserve was not adjusted in 2020.

_____

Note M – Clearing Agreement

The Company operates under a Fully Disclosed Clearing Agreement (the agreement) with Wells Fargo Clearing Services, LLC (WFCS), formerly First Clearing, to govern the clearing, execution, and other services to be provided. The agreement with WFCS was renewed for five years on September 19, 2019. As part of the contract renewal, Huntleigh received a signing bonus of $600,000. In accordance with FASB ASC Subtopic 605-50, *Customer Payments and Incentives*, this amount has been recorded as unearned discount within the accompanying Statement of Financial Condition, and will be amortized over the remaining term of the Agreement. For the year ended December 31, 2020, pursuant to the aforementioned guidance, the Company recognized $120,000 as a discount of floor brokerage, exchange, and clearance expense on the accompanying statement of Operations.

In the event that the Agreement is terminated prior to the fifth anniversary of the renewal date (renewal date noted as September 2019), Huntleigh would be required to pay a termination fee of up to $600,000, an amount which decreases annually, to Wells Fargo Clearing, per the termination fee schedule from the contract renewal. In the opinion of management, termination of the Agreement throughout the term of the Agreement is not anticipated at December 31, 2020.

HUNTLEIGH SECURITIES CORPORATION

Schedule I - Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from Statement of Financial Condition)	$	1,032,150
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment		10,942
Other assets		639,308
Total deductions and/or charges		650,250
Net capital before haircuts on securities positions		381,900
Haircuts on securities:		
Trading and investment securities		
Other securities		32,658
Total haircuts		32,658
NET CAPITAL	$	349,242

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED	$	250,000
NET CAPITAL		349,242
EXCESS NET CAPITAL	$	99,242
NET CAPITAL IN EXCESS OF:		
120% OF MINIMUM NET CAPITAL REQUIREMENT	$	49,242

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Huntleigh Securities Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2020 (as amended).

HUNTLEIGH SECURITIES CORPORATION

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020
(See Report of Independent Registered Public Accounting Firm)

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(i) and (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

HUNTLEIGH SECURITIES CORPORATION

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2020
(See Report of Independent Registered Public Accounting Firm)

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(i) and (k)(2)(ii) and therefore no "Information Relating to Possession or Control Requirements" under that rule have been provided.